Exhibit 99.1

Nexters announces results of 2022 Annual General Meeting

August 29, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”) held its 2022 annual general meeting (the “AGM”) on August 26, 2022. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

1. Appointment of the Company’s auditors

To approve the appointment of an office of the global KPMG network, as the auditors to hold office from the conclusion of the AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

The final voting results were as follows:

Votes for	Votes Against	Abstained
154,130,349	1,502	6

2. Election of Directors

To elect or re-elect, as the case may be, the following Directors of the Company:

•	Natasha Braginsky Mounier, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
154,023,491	108,345	21

•	Marie Holive, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
154,129,564	2,272	21

•	Olga Loskutova, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
154,129,559	2,277	21

•	Andrew Sheppard, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
154,023,556	108,295	6

•	Tal Shoham, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
154,129,759	2,077	21

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com